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FOR IMMEDIATE RELEASE

Contact:

          Matthew Kyler                 Beth LaBreche
          Stockwalk.com Group, Inc.     LaBreche Murray Public Relations
          612-542-3626                  612-392-7603
          mkyler@stockwalk.com          blabreche@labrechemurray.com



                  STOCKWALK.COM GROUP, INC. TO OFFER $7.50 PER
                 SHARE FOR ALL KINNARD INVESTMENTS, INC. STOCK

                                December 6, 1999

     Minneapolis. Stockwalk.com Group, Inc. (NASDAQ:STOK) announced today that it will commence a cash tender offer for all shares of Kinnard Investments, Inc. (NASDAQ:KINN) at a price of $7.50 per share on Wednesday, December 8. Minneapolis-based Stockwalk.com Group, Inc. currently owns Miller Johnson & Kuehn Incorporated, a full-service brokerage and Stockwalk.com, Inc., an on-line securities brokerage company. Kinnard Investments, Inc., also based in Minneapolis, owns John G. Kinnard & Co., Incorporated, a regional broker-dealer.

     Eldon Miller, Chairman and Chief Executive Officer of Stockwalk.com Group, Inc., stated that the offer to Kinnard shareholders represented a significant premium over the trading range of Kinnard stock during the past several years and affords Kinnard shareholders an opportunity to sell at a price that is unlikely to be achieved in the foreseeable future. "We have been interested in Kinnard for some time. The combination of our two firms will nearly double the size of our company and provide more full service resources to our respective clients," Mr. Miller stated. Mr. Miller added, "We hope that the Kinnard Management and Board will support our offer or a negotiated transaction to merge both companies. To that end, we urge the Kinnard Board to appoint a committee of independent directors to evaluate and respond to our offer."

     The offer will expire at 12:00 midnight, New York City time, on January 6, 2000, unless the offer is extended.

     RJ Steichen & Co is acting as dealer manager for the offer. Beacon Hill Partners, Inc., is the Information Agent for the offer.